Change in certifying accountant

Deloitte & Touche LLP has served as the
Funds independent registered public
accounting firm since the Funds inception.
 On May 30, 2008, JPMorgan Chase & Co.
completed the acquisition of The Bear
Stearns Companies, the parent of Bear
Stearns Asset Management Inc.  Shortly
thereafter, Deloitte & Touche LLP
informed the Fund that, in light of
its relationships with JPMorgan Chase & Co., it may not be able to continue to qualify to serve as the Funds independent registered public accounting firm.
Accordingly, on June 9, 2008, the
 Board of the Registrant appointed
PricewaterhouseCoopers LLP as the
Funds independent registered public
accounting firm.  Deloitte & Touche
LLP's report on the Fund's statement
of assets and liabilities as of
February 14, 2008 did not contain an
adverse or disclaimer of opinion, or
any qualification modifications.
Registrant believes there were no
disagreements with Deloitte & Touche LLP.